SEC Mail Processing

NOV 25 2020

PUBLIC

Washington, DC

20012766

ANNUAL AUDITED

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-25027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/19 (MM/DD/YY) AND ENDING 09/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Atlantic Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Plaza, 755 Main Street, 24th Floor
(No. and Street)

HARTFORD	CT	06103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel 717-249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

101 Seaport Blvd, Ste 500	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

This report contains (check all applicable blanks):

(X) (a) Facing Page

(X) (b) An Affirmation

(X) (c) Statement of Financial Condition

( ) (d) Statement of Earnings

( ) (e) Statement of Changes in Financial Condition

( ) (f) Statement of Changes in Member's Equity

( ) (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors

( ) (h) Statement of Cash Flows

( ) (i) Statement of Comprehensive Income

( ) (j) Computation on Net Capital Pursuant to Rule 15c3-1

( ) (k) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3

( ) (l) Information Relating to the Possession or Control Requirements under Rule 15c3-3

( ) (m) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Exhibit A of Rule 15c3-3

( ) (n) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation

( ) (o) A copy of the SIPC Supplemental Report (filed as a separate document)

( ) (p) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

PUBLIC

AFFIRMATION

November 20, 2020

One Financial Plaza
755 Main Street, 24th Floor
Hartford County
Hartford, Connecticut
United States of America

I, the undersigned, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Global Atlantic Distributors, LLC as of September 30, 2020, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert M. Arena
President and Chief Executive Officer
Global Atlantic Distributors, LLC

Notary Public

Subscribed and sworn before me;

This 20th day of November 2020

VICTORIA L. FOTE
NOTARY PUBLIC
State of Connecticut
My Commission Expires
March 31, 2023

PUBLIC

GLOBAL ATLANTIC DISTRIBUTORS, LLC

Statement of Financial Condition
As of September 30, 2020

PUBLIC

GLOBAL ATLANTIC DISTRIBUTORS, LLC
Statement of Financial Condition

PUBLIC

INDEX

pwc

PUBLIC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of
Global Atlantic Distributors, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Global Atlantic Distributors, LLC (the "Company") as of September 30, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts
November 20, 2020

We have served as the Company's auditor since 2013.

GLOBAL ATLANTIC DISTRIBUTORS, LLC

Statement of Financial Condition

PUBLIC

		As of September 30, 2020
Assets		
Cash	$	161,863
Money market securities		8,340,103
Distribution service fees receivable		877,915
Prepaid expenses		56,052
Total assets	$	9,435,933
Liabilities and member's equity		
Payable to affiliate	$	3,225,678
Accounts payable and accrued expenses		2,419,961
Income taxes payable		727,352
Total liabilities		6,372,991
Commitments and contingencies (see Note 5)		
Member's equity		3,062,942
Total liabilities and member's equity	$	9,435,933

The accompanying notes are an integral part of this financial statement.

PUBLIC

Note 1.
Description of Business

Global Atlantic Distributors, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Global Atlantic (Fin) Company ("FinCo"). The Company and FinCo are both domiciled in Delaware and owned by Global Atlantic Financial Group Limited ("GAFGL").

The Company acts as the principal underwriter and distributor of variable annuity ("VA") insurance products issued by Forethought Life Insurance Company ("FLIC") and Commonwealth Annuity and Life Insurance Company ("CWA"). Both FLIC and CWA are wholly-owned subsidiaries of FinCo. The Company also offers common remitter services to certain retirement plan providers.

KKR & Co. Inc. entered into an agreement in July 2020 to purchase GAFGL. The transaction is expected to close in January or February 2021, pending regulatory approval.

Note 2.
Basis of Presentation

The statement of financial condition ("SOFC") is prepared in accordance with accounting principles generally accepted in the United States of America. At September 30, 2020, the Company's SOFC includes a payable account with an affiliated entity. See **Note 4** for additional information.

Note 3.
Significant Accounting Policies

The Company's significant accounting policies include the use of estimates which is discussed below. All other significant accounting policies are included in the following footnotes:

Transactions with Related Parties	Note 4
Contingencies	Note 5
Income Taxes	Note 6
Net Capital Requirements	Note 7
Subsequent Events	Note 8

Use of Estimates
Preparation of the SOFC requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities. Although these estimates and assumptions are based on the best available information, actual results could differ from those estimates.

Cash
As of September 30, 2020, the Company's operating cash is held in a business checking account with a third-party financial institution.

Distribution service fees receivable
As the distributor of VA products issued by FLIC and CWA, the Company holds a distribution service fees receivable associated with third-party mutual funds under Rule 12b-1 of the Investment Act of 1940. This receivable is generated from distribution and marketing services rendered on behalf of mutual funds providing investment options for the VA products. The Company's receivable for distribution service fees is supported by individual service agreements established with a select group of mutual fund companies.

Money market securities.
The Company invests its available operating cash in a money market mutual fund ("MMMF"). The MMMF is managed to meet the regulatory rules under the Investment Company Act of 1940, as amended.

Note 4.
Transactions with Related Parties

The Company participates in a services and expense agreement with FLIC and Service Co, by which the Company receives management and administrative support services required to conduct its business, and through which the Company provides underwriting and distribution services to FLIC and CWA.

This services and expense agreement with affiliated companies gives rise to an intercompany payable balance which is settled in cash on a monthly basis. The Company has a netting arrangement ratified in an agreement with FLIC which grants the Company the right to offset its intercompany receivable against its intercompany payable when both of these components are with FLIC. As of September 30, 2020, the Company has a net intercompany payable with FLIC of $3.2 million.

The Company has a tax agreement with another affiliate. See **Note 6** for additional information regarding this matter.

Note 5.
Contingencies

The Company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's business. As of September 30, 2020, the Company was not named in any pending litigations and therefore did not have a litigation reserve.

PUBLIC

Note 6.
Income Taxes

Provision for Taxes

The Company is a party to a written agreement that sets forth the manner in which the total combined federal income tax is allocated to each entity that is part of a consolidated federal income tax return. The written tax agreement is between the Company and FinCo. In general, the allocation to the Company under the agreement is based on the separately computed liability of the Company with credit provided for losses used by other group members.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company has no deferred tax assets as of September 30, 2020. The Company has an income tax liability of $0.7 million as of September 30, 2020.

Unrecognized Tax Benefits

The Company recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. The Company recognizes interest and penalties accrued related to unrecognized tax benefits as a component of its provision for taxes. As of September 30, 2020, the Company did not record a liability related to accounting for uncertainty in income taxes.

Since January 3, 2014, the Company is included in FinCo's federal, state and local income tax returns and files separate income tax returns in several state and local jurisdictions. All tax years since January 1, 2016 for the Company, and between January 1, 2011 and December 31, 2012 for Epoch Securities, Inc. ("Epoch"), remain open for examination. For reference, Epoch was an affiliated company which merged with the Company on December 31, 2015. Epoch also had been registered as a broker-dealer and member of FINRA.

Note 7.
Net Capital Requirements

The Company is a registered U.S. broker-dealer and is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934 of the Securities and Exchange Commission ("SEC"), which specifies uniform minimum net capital requirements. The Company has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. As of September 30, 2020, the Company has regulatory net capital, as defined by Rule 15c3-1, of approximately $2.0 million, which exceeds the amount required by $1.7 million.

As it relates to its common remitter services, the Company is in compliance with the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) which prescribes the maintenance of a "Special Account for the Exclusive Benefit of Customers." Additionally, as it relates to the computation for determination of reserve requirements, the Company is exempt from these requirements under the provisions of SEC Rule 15c3-3(k)(2)(i). Customer funds deposited in the common remitter bank account have not been commingled with the proprietary activities of the Company and the account has been used in accordance with the purpose stated in its application relating to a proposed expansion in business activities filed with, and approved by, the National Association of Securities Dealers in 2007.

Pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, because the Company's other business activities are limited to acting as principal underwriter and distributor of variable annuity products, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception, the Company has no obligations under Rule 15c3-3.

Note 8.
Subsequent Events

Management of the Company has performed an evaluation of subsequent events through November 20, 2020, which is the date the SOFC was available to be issued. As such, management has concluded that no subsequent events exist which require disclosure in the SOFC.

pwc

SEC Mail Processing

NOV 25 2020

Washington, DC

CONFIDENTIAL

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Global Atlantic Distributors, LLC

We have reviewed Global Atlantic Distributors, LLC's assertions, included in the accompanying Global Atlantic Distributors, LLC Exemption Report (the "Exemption Report"), in which:

(1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision"),

(2) the Company stated that it met the identified exemption provision throughout the year ended September 30, 2020 without exception, and

(3) the Company stated that it is also filing its Exemption Report pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company's other business activities are limited to acting as principal underwriter and distributor of variable annuity products, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended September 30, 2020 without exception.

The Company's management is responsible for the assertions and for compliance with the identified exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 throughout the year ended September 30, 2020.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

PricewaterhouseCoopers LLP

Boston, Massachusetts
November 20, 2020

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

CONFIDENTIAL

Global Atlantic Distributors, LLC

Exemption Report

Global Atlantic Distributors, LLC (the "Company") (SEC file number 8-25027) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company's other business activities are limited to acting as principal underwriter and distributor of variable annuity products, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Global Atlantic Distributors, LLC

I, Robert M. Arena, swear (or affirm), that, to my best knowledge and belief, this Exemption Report is true and correct.

Robert M. Arena
President
Global Atlantic Distributors, LLC

November 20, 2020